

February 20, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re:   **Form 1 Amendment**

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00pm on 02/20/26

Enclosures

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION**<br>**FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE**<br>**OR EXEMPTION FROM REGISTRATION PURSUANT TO**<br>**SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**02/20/26** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1. State the name of the applicant:  Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

   26000087

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (312) 786-5600                              (312)-786-7138
        (Telephone)                                  (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman      Associate General Counsel    Cboe C2 Exchange, Inc.    (312) 786-7572
        (Name)                    (Title)                          (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Patrick Sexton
   433 W Van Buren Street
   Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends:  December 31

8. Indicate legal status of the applicant:  __X__ Corporation  _____ Sole Partnership  _____ Partnership
   _____ Limited Liability Company  _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
   (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**7EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ___02/20/26___                              Cboe C2 Exchange, Inc.
        (MM/DD/YY)                                  (Name of Applicant)
By: _____[signature executed at 12:00pm on 02/20/26    Laura Dickman, Associate General Counsel
      (Signature)                                    (Printed Name and Title)
Subscribed and sworn before me this _20th_ day of _____, _2026_ by _____
                                        (Month)    (Year)      (Notary Public)
My Commission expires _8-6-28_    County of _Cook_    State of _Illinois_

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

## EXHIBIT C – Amendment as of February 20, 2026

Summary of changes made to Exhibit C:

- For Cboe Japan Limited, Natan Tiefenbrun, has been removed as a Director.
- For Cboe BYX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe BZX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe C2 Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe EDGA Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe EDGX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe Australia Pty. Ltd., Natan Tiefenbrun has been removed as a Director.
- For Cboe Australia Services Pty. Ltd., Natan Tiefenbrun has been removed as a Director.
- For Cboe Canada Inc., Natan Tiefenbrun has been removed as a Director.
- For Cboe Clear Europe N.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe Europe B.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe Europe Limited, Natan Tiefenbrun has been removed as a Director.
- For Cboe Netherlands Services Company, B.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe UK Limited, Natan Tiefenbrun, has been removed as a Director.
- For Cboe Worldwide Holdings Limited, Natan Tiefenbrun has been removed as a Director.
- For Middlebury Holdings Pty. Limited, Natan Tiefenbrun has been removed as a Director.
- For Cboe Futures Exchange, LLC., Denise Bent's title has been updated to Vice President, CFE and Cboe SEF Regulation.
- For Cboe Futures Exchange, LLC., Cole Chmielewski's title has been updated to Vice President, Operations and CFE Managing Director.
- For Cboe Futures Exchange, LLC., Rob Hocking's title has been updated to Executive Vice President, Global Head of Derivatives and CFE Managing Director.
- For Cboe Futures Exchange, LLC., Jill Griebenow's title has been updated to Executive Vice President, Chief Financial Officer and Treasurer.
- For Cboe Futures Exchange, LLC., Oliver Sung (Vice President, Head of North American Execution Consulting) has been removed as an Officer.
- For Cboe Futures Exchange, LLC., Arthur Reinstein's title has been updated to Senior Vice President, Deputy General Counsel, and CFE Chief Legal Officer.
- For Cboe Futures Exchange, LLC., Troy Yeazel's title has been updated to Senior Vice President, Global Operations and CFE Managing Director.
- For Cboe SEF, LLC., Denise Bent's title has been updated to Vice President, CFE and Cboe SEF Regulation.
- For Cboe SEF, LLC., Jon Weinberg's title has been updated to Senior Vice President, Global Head of Off-Exchange Trading).
- For Cboe Worldwide Holdings Limited, Alex Dalley has been appointed as a Director.

- For Cboe UK Limited, Alex Dalley has been appointed as a Director.

## Exhibit J

**Exhibit Request:**

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

**Response:**

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | | |
|---|---|---|---|---|
| Name: | Title: | Commencement of Term Date: | | |
| Andrew Bevers | Vice President, Head of Derivatives Account Coverage | 02/10/26 | | |
| Kristin Boyd | Senior Vice President, Global Head of Derivative Sales and Distribution | 02/10/26 | | |
| Kevin Carrai | Senior Vice President, Global Head of Market Data and Access Services | 02/10/26 | | |
| Brittany Carter | Vice President, Corporate Strategy | 02/10/26 | | |
| Cole Chmielewski | Vice President, Operations | 02/10/26 | | |

| | | | | |
|---|---|---|---|---|
| Bo Chung | Senior Vice President, Global Head of Sales and Index Licensing | 02/10/26 | | |
| William Ciabattoni | Vice President, Product Management | 02/10/26 | | |
| Gary Compton | Vice President, Communications | 02/10/26 | | |
| Jeff Connell | Senior Vice President, Deputy Chief Regulatory Officer | 02/10/26 | | |
| Laura Dickman | Vice President, Associate General Counsel | 02/10/26 | | |
| Craig Donohue | Chief Executive Officer and President | 05/20/25<br>08/12/25 - Title Change<br>02/10/26 | | |
| Meaghan Dugan | Senior Vice President, Head of US Derivatives | 03/01/25<br>10/21/25 - Title Change<br>02/10/26 | | |
| James Enstrom | Senior Vice President, Chief Audit Officer | 02/10/26 | | |
| Angelo Evangelou | Senior Vice President, Public Policy | 02/10/26 | | |
| Stacie Fleming | Senior Vice President, Communications | 02/10/26 | | |
| Stephanie Foley | Executive Vice President, Chief Human Resources Officer | 02/10/26 | | |
| Jennifer Fuentes | Senior Vice President, Chief Compliance Officer | 03/01/25 – Change in Title<br>10/21/25 - Title Change<br>02/10/26 | | |
| Todd Furney | Senior Vice President, Chief Risk Officer | 02/10/26 | | |
| Megan Goett | Senior Vice President, Chief Marketing Officer | 02/10/26 | | |

| | | | | |
|---|---|---|---|---|
| Jennifer Golding | Vice President, Associate General Counsel, Chief Litigation Officer | 02/10/26 | | |
| Jill Griebenow | Executive Vice President, Chief Financial Officer , Treasurer | 02/10/26 | | |
| Casie Harris | Vice President, Controller | 02/10/26 | | |
| John Hiatt | Vice President, Cboe Labs | 02/10/26 | | |
| Robert Hocking | Senior Vice President, Head of Product Innovation ------------------------------- Executive Vice President, Global Head of Derivatives | 03/01/24 – 04/30/25 ------------------------- 02/10/26 | | |
| Gregory Hoogasian | Executive Vice President, Chief Regulatory Officer | 02/10/26 | | |
| Matthew Iwamaye | Vice President, Associate General Counsel, Equities | 02/10/26 | | |
| Chris Isaacson | Executive Vice President, Chief Operating Officer | 02/10/26 | | |
| Steven Jorgensen | Vice President, Head of Derivatives Sales – European & Middle East Clients | 02/10/26 | | |
| JJ Kinahan | Senior Vice President, Head of Retail Expansion and Alternative Investment Products | 02/10/26 | | |
| Jennifer Lamie | Vice President, Chief Regulatory Advisor | 02/10/26 | | |

| Stephanie Lara | Senior Vice President, Deputy Chief Regulatory Officer | 02/10/26 | | |
|---|---|---|---|---|
| Benjamin Lawson | Vice President, Chief Information Security Officer | 02/10/26 | | |
| Tim Lipscomb | Executive Vice President, Chief Technology Officer | 03/01/25 – Change in Title<br><br>02/10/26 | | |
| Marc Magrini | Vice President, Administration | 02/10/26 | | |
| Scott Manziano | Vice President, Sales Operations | 02/10/26 | | |
| Sarah McDowell | Vice President, Chief Enforcement Counsel | 02/10/26 | | |
| Brian McElligott | Senior Vice President, Head of Data Vantage | 02/10/26 | | |
| Kathleen Mikulak | Vice President, Regulation | 02/10/26 | | |
| Guy Miller | Senior Vice President, Chief Legal Officer – North American Securities | 02/10/26 | | |
| Emily Mitchell | Senior Vice President, Tax | 02/10/26 | | |
| Anthony Montesano | Vice President, Market Structure | 02/10/26 | | |
| Jordan Newmark | Vice President, Associate General Counsel | 02/10/26 | | |
| Dennis O'Callahan | Vice President, Cboe Labs | 02/10/26 | | |
| Dan Overmyer | Vice President, Options Regulation | 02/10/26 | | |
| Hemang Patel | Vice President, Project Management | 02/10/26 | | |
| Arthur Reinstein | Senior Vice President and Deputy General Counsel | 02/10/26 | | |

| | | | | |
|---|---|---|---|---|
| Stephanie Renner | Senior Vice President, Finance | 02/10/26 | | |
| Patrick Sexton | Executive Vice President, General Counsel and Corporate Secretary | 02/10/26 | | |
| Steven Sinclair | Vice President, Software Engineering | 02/10/26 | | |
| Eileen Smith | Senior Vice President, Data and Analytics | 02/10/26 | | |
| Nicholas Still | Vice President, Data Protection Officer | 02/10/26 | | |
| Oliver Sung | Senior Vice President, North American Cash Equities | 03/01/25 – Change in Title<br><br>02/10/26 | | |
| Alexandra Szakats | Vice President, Cboe Options Institute | 02/10/26 | | |
| Hatice Unal | Senior Vice President, Infrastructure | 02/10/26 | | |
| Joacim Wiklander | President & CEO of Cboe Canada \| Head of Global Listings | 02/10/26 | | |
| Allen Wilkinson | Senior Vice President, Chief Accounting Officer | 02/10/26 | | |
| Clinton Wolf | Vice President, Operations | 02/10/26 | | |
| Omarr Woodhouse | Vice President, Operations Support Center | 02/10/26 | | |
| Troy Yeazel | Senior Vice President, Global Operations | 02/10/26 | | |
| **Former Officers** | | | | |
| Name: | | | | |

| Alexandra Albright | Senior Vice President, Chief Compliance Officer | 03/01/24 | 03/03/25 |
|---|---|---|---|
| Carmen (Lita) Brannan | Vice President, Government Relations | 03/01/24 | 02/28/25 |
| Catherine Clay | Executive Vice President, Global Head of Derivatives | 03/01/24 | 09/30/25 |
| Dave Howson | President | 03/01/24 | 08/01/25 |
| Adam Inzirillo | Executive Vice President, Global Head of Data and Access Solutions | 03/01/24 | 09/05/25 |
| Robert Marrocco | Vice President, Global Head of ETP Listings | 03/01/24 | 03/10/25 |
| Kyle Murray | Vice President and Associate General Counsel | 03/01/24 | 03/14/25 |
| Natan Tiefenbrun | Senior Vice President, President North American and European Equities | 7/17/24 | 02/11/26 |
| Fredric Tomczyk | Chief Executive Officer | 03/01/24 | 05/07/25 |
| | | | |

2.    Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange.  Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.  The current directors of the Exchange are the persons listed below:

| Directors | | | |
|---|---|---|---|
| Name | Classification(s) | Last Appointment Date: | Termination Date: |
| Bruce Andrews | Director | 09/12/25 | |
| Gilbert Bassett | Director | 09/12/25 | |

| Craig Donohue | Director | 08/12/25[1] | | |
|---|---|---|---|---|
| Ananda Radhakrishnan | Director | 09/12/25 | | |
| Miguel Rivera | Director | 09/12/25 | | |
| David Roscoe | Director | 09/12/25 | | |
| Hillary Sale | Director | 09/12/25 | | |
| Scott Wagner | Director | 09/12/25 | | |
| **Former Directors** | | | | |
| Name: | Title: | | Appointment Date: | Termination/ Change Position Date: |
| Dave Howson | Director | | 08/13/24 | 08/01/25 |
| Kevin Murphy | Director | | 08/13/24 | 11/13/25 |

3.    Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe

---

[1]    The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.